UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(AMENDMENT NO. 3)

SOUTHWALL TECHNOLOGIES INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909101

(CUSIP Number)

Peter E. Salas 1903 Island Walkway Fernandina Beach, Florida 32034 (904) 491-5003

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Direct Equity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Mgmt Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Peter E. Salas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D on the Common Stock of Southwall Technologies Inc. (the “Issuer”) is being filed on behalf of the undersigned on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D), which was originally filed on May 17, 2004. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

This Amendment is filed to amend Items 5(a) and 5(e) of the statement on Schedule 13D as previously filed.

This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 to Schedule 13D is amended as follows:

(a) As a result of the completion of the tender offer by Solutia Inc. and Backbone Acquisition Sub, Inc. for 95.7% of the Issuer’s outstanding shares, the Reporting Persons no longer hold any securities of the Issuer.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Common Stock on November 22, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2011

DOLPHIN DIRECT EQUITY PARTNERS, LP

By:	/s/ Peter E. Salas
Name:	Peter Salas
Title:	Authorized Signatory

DOLPHIN ADVISORS, L.L.C.

By:	/s/ Peter E. Salas
Name:	Peter Salas
Title:	Authorized Signatory

DOLPHIN MGMT SERVICES, INC.

By:	/s/ Peter E. Salas
Name:	Peter Salas
Title:	Authorized Signatory